United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 4, 2022		Head of Investor Relations

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors ("BoD") met on March 04, 2022, from 2 pm to 3:45 pm, by videoconference, being present Messrs. José Luciano Duarte Penido – President, Fernando Jorge Buso Gomes – Vice-President, Daniel André Stieler ("DS"), Eduardo de Oliveira Rodrigues Filho ("ER"), Ken Yasuhara ("KY"), Lucio Azevedo ("LA"), Manuel Lino Silva de Sousa Oliveira ("OO"), Marcelo Gasparino da Silva ("MG"), Mauro Gentile Rodrigues da Cunha ("MRC"), Murilo Cesar Lemos dos Santos Passos ("MP"), Rachel de Oliveira Maia ("RM"), Roberto da Cunha Castello Branco ("RCB"), e Roger Allan Downey ("RD"). The works were secretariat by Luiz Gustavo Gouvêa, General Secretary for Corporate Governance of Vale S.A. ("Vale"). Consequently, the Board deliberated the following subject: "**PRESENTATION OF THE NOMINATING COMMITTEE'S FINAL REPORT AND APPROVAL OF THE COMPETENCY MATRIX UPDATE AND THE PROPOSED LIST OF BOARD MEMBERS (2022 Annual Shareholders Meeting ("ASM"):** Based on the Final Report of the Nominating Committee ("NC"), to be made public as of the date hereof, the BoD unanimously approved: **(i)** the update of the Competency Matrix of the Board of Directors; and **(ii)** the following NC proposals, to be submitted to Vale's ASM to be held on April 29, 2022: **(ii.a)** list of nominees to be members of the Board of Directors, as follows: I. Mr. José Luciano Duarte Penido; II. Mr. Fernando Jorge Buso Gomes; III. Mr. Daniel André Stieler; IV. Mr. Eduardo de Oliveira Rodrigues Filho; V. Mr. Ken Yasuhara; VI. Mr. Manuel Lino Silva de Sousa Oliveira; VII. Mr. Marcelo Gasparino da Silva; VIII. Mr. Mauro Gentile Rodrigues da Cunha; IX. Mr. Murilo Cesar Lemos dos Santos Passos; X. Ms. Rachel de Oliveira Maia; XI. Mr. Roberto da Cunha Castello Branco; XII. Mr. Roger Allan Downey; **(ii.b)** appointment of Mr. José Luciano Duarte Penido as Chairman of the BoD; and **(ii.c)** appointment of Mr. Fernando Jorge Buso Gomes as Vice-Chairman of the BoD; all of them to accomplish the term of office until the 2023 ASM. Abstentions are hereby recorded of Messrs. José Luciano Duarte Penido e Fernando Jorge Buso Gomes in respect of items (ii.b) and (ii.c), respectively." I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, March 04th, 2022.

LUIZ GUSTAVO GOUVÊA
Secretary

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

ANNEX I OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF VALE S.A. OF 03/04/2022, HELD AT 2:00 PM

Director MRC praised the format of the report, due to its clear and informative nature and to the form the challenges were presented. He particularly praised the recommendation on the evolution of the format of the advisory committees, and the consideration of the succession plans in the evolution of the board of directors. However, he made only one reservation, with respect to the recommendation of prompt installation of the committee after the 2022 Annual Shareholders' Meeting, for the following reasons: (1) the first Nominating Committee ("NC") E commenced its works in July 2020, and the next cycle could be shorter; (2) we need to discuss the evolution of the CN model, including in the light of the recommendation of the NC itself on external members; (3) as a consequence of this reflection, it is necessary to review the remuneration of the members of the committee, which differs from the market practices; (4) there is a reflection in progress on the scope of Vale's committees, which may potentially impact the NC configuration; and (5) an early installation of the committee would imply unnecessary expenses to Vale. In the opinion of the director, the NC shall be installed in July or August, after the reflections above.

VALE S.A. NOMINATING COMMITTEE

FINAL REPORT

March 2022

TABLE OF CONTENTS

NOMINATING COMMITTEE FINAL REPORT

I. INTRODUCTION

This Report aims at presenting the results of discussions and recommendations of the Nominating Committee of Vale S.A. ("Committee" and "Vale" or "Company", respectively), installed by the Board of Directors ("Board of Directors" or "Board") on January 27, 2022, related to the composition of Vale's Board, including a proposal of nominees, in view of the election of the aforementioned collegiate body that will take place at the Company's Annual General Meeting of Shareholders, to be held on April 29, 2022[1].

The conclusions of this Report reflect the independent judgment of the Committee members, and therefore do not represent the opinion of the Board of Directors, as a collegiate, or of other bodies of the Company's management.

a. Nominating Committee Background

In July 2020, Vale's Board of Directors decided to install its first Nominating Committee, to advise it on the structure, size and competencies of the Company's Board, as well as on the nomination of candidates for election as members of such body at the Annual General Meeting held in April 2021, for the 2021-2023 term. At the end of its work, the aforementioned Nominating Committee issued its Final Report, available at www.vale.com/investors, consolidating its recommendations.

After having assessed the aforementioned Final Report, the Board of Directors approved, in March 2021, the list of nominees for the Board, submitted to the 2021 Annual General Meeting.

[1] *Except for the effective and alternate Board Member elected by the Company's employees for the 2021-2023 term of office.*

Prior to the referred Annual General Meeting, Vale received the nomination of 4 names as alternatives to the proposal presented by its Committee to compose the Company's Board of Directors, as well as the request for the adoption of the cumulative voting process for the election of Board members by the General Meeting.

Thus, in April 2021, the Company´s Board members were elected by the cumulative voting process, for a two-year term of office, pursuant to Vale's Bylaws, until the Annual General Meeting to be held in 2023. It should be noted that, on that occasion, the 4 alternative names to the Committee's proposal were dully elected.

Notwithstanding, in November 2021, the Board member Mr. José Maurício Pereira Coelho resigned and the Board of Directors, after assessing the experience and competencies of Mr. Daniel André Stieler, decided, on November 25, 2021, for his nomination to hold the position of Board Member until the next General Meeting, pursuant to Vale's Bylaws. Considering that the election of the collective body followed the cumulative voting process, the Annual General Meeting to be held in April 2022 shall, under the legal terms, proceed with the formal election of the entire Board of Directors[2] to complete the term of office.

In this context, Vale's Board of Directors decided, on January 27, 2022, on the recommendation by the Company's People, Compensation and Governance Committee, to install this Nominating Committee and to elect its members to advise it on the Board of Directors' election process, that will take place within the scope of the Company's Annual General Meeting, to be held in April 2022, to complement the 2021-2023 term of office.

On that occasion, the Board of Directors decided, given its extemporaneous nature, for the full composition of the Committee by Board members, in line with international corporate governance practices, and adding to the nomination process the benefit of their experience and knowledge of the Company's strategic and conjunctural challenges.

---

[2] *Except for the effective and alternate Board Member elected by the Company's employees for the 2021-2023 term of office.*

Finally, it is worth mentioning that the Board of Directors jointly decided to amend the Nominating Committee's Bylaws to reflect, from a formal perspective, the concepts of the collegiate's composition mentioned in the previous paragraph.

b. Vale's Business Background

Vale's business context and strategic directions are introduced in the following roadmap, by which the Company has been reducing the risks associated with its operations and rescaling itself, focusing on its key businesses, cost optimization and organic growth. Such roadmap has been updated so that the ESG agenda is a lever in the Company's journey from *de-risking* to *re-rating*, essential to lead Vale to its ambitions.

Additionally, the Company remains committed to becoming a safer and more reliable company, a benchmark in value creation and sharing, supported by solid cash generation and disciplined capital allocation.


De-risking
Brumadinho
Mariana
Dam safety
Production resumption
Reshaping
Focus on core business
Elimination of cash drains
Accretive growth opportunities
Cost efficiency
Re-rating
Benchmark in safety
Best-in-class reliable operator
Talent-driven organization
Leader in low carbon mining and ESG practices
Reference in creating and sharing value
Sound cash flow generation
Discipline in capital allocation

That said, the Nominating Committee considered this strategic context during its discussions to assess the composition of the Company's Board of Directors.

II. KEY COMMITTEE DISCUSSIONS AND RECOMMENDATIONS

In view of the context that culminated with the installation of the Nominating Committee in January of this year, its members discussed the aspects to be prioritized

during the Committee's meetings, in order to advise the Board on the election process of the Board of Directors by the Annual General Meeting to be held in April 2022.

In this regard, at their first meeting, the members approved a Work Plan, based on the results of the work developed by the previous Nominating Committee and the events that have taken place since then, as already mentioned, in order to take advantage of previous experiences for the recommendations issued in this report. As a result of this Work Plan, the Committee met 7 times, despite the short time lapse, having approved the issuance of this Report at its last meeting.

a. Update of the Board of Directors' Competency Matrix

Based on the aforementioned assumptions, the Committee focused its initial discussions on assessing and updating the Competency Matrix of Vale's Board of Directors, approved by the Board in November 2020, so as to identify the set of competencies essential to the collegiate, taking into account Vale's business scenario and strategic positioning. This reassessment process benefited from the experience of the Committee members in relation to Vale's challenges and vision for the future.

In this context, the Committee reflected on the most relevant topics for the Company's Board, in line with the roadmap in item I, b) of this report: i) risk management; ii) cultural transformation; iii) safe resumption of production and competitiveness in the iron ore business, iv) reorganization and operational stabilization of the base metals business, v) expansion of the portfolio of high-quality products, and vi) divestment of Company's non-core assets.

As result of this process, the Committee recommends for the approval by the Board of Directors the update of the Board of Directors' Competency Matrix, in the form of Appendix I to this Report, highlighting the developments below.

i. Consider not only significant executive experiences as CEO but also in Board positions;
ii. Add corporate communication experience to the concept of knowledge of institutional relations, government and regulatory;

iii. Remove the distinctive competence related to knowledge of Vale and its current and historical context, as this must be an essential condition to be continuously improved by all Board members for their due performance, including through onboarding programs;

iv. Place greater emphasis on the business innovation competency, especially focused on Vale's climate strategy;

v. Add knowledge of integrity processes and experience in engagement with communities and society to the ESG competency;

vi. Establish a competency focused on digital intelligence and new technologies with a value creation mindset; and

vii. Expand knowledge and experience in the steel industry, also covering metallurgy.

b. Assessment of the Board of Directors according to the Competency Matrix and related activities

After agreeing on the Competency Matrix, the Committee developed a self-assessment form, sent to the current Board members[3] requesting each of them to highlight up to 8 of their strongest competencies, across the 14 critical competencies mapped in the Competency Matrix. Among their top competencies, the members were also requested to select up to 4 "solid" knowledge and experience and up to 4 "intermediate" knowledge and experience. This methodology resulted in an assessment of the Board Members on a uniform basis and according to standardized indicators of critical competencies.

The results were consolidated and organized by the Nominating Committee in order to identify the level of coverage for each competency mapped in the Competency Matrix, considering current Board composition, as a collective decision-making body. Additionally, it allowed a comparative view of the Directors in relation to the critical competencies, to assess the balance of experiences and knowledge for the purpose of diversity and complementarity of profiles, considering the needs of the Board and a solid decision-making process at the Company.

[3] *Except for the Director elected by the Company's employees, who was not included in this self-assessment process*

The consolidated results of the Board self-assessment are presented in Appendix II.

Based on these results, the Nominating Committee identified all of the 14 critical competencies across the Board composition and reflected on the current levels of coverage foreach competency, also considering, among other aspects, the adequate competencies to structure the Advisory Committees to the Board.

The Committee also reinforced that the current composition of Vale´s Board reflects the appointments of the Company's shareholders, as stated at the 2021 Annual General Meeting, for the 2021-2023 term, except for one of the Directors, appointed by the Board of Directors, under the terms of the Company's Bylaws, due to the resignation of one of the Board members in November 2021, as previously mentioned. In this regard, the Committee noted that the Director appointed in this scenario demonstrated, during the self-assessment process, a similar profile of experiences and knowledge in relation to his predecessor.

As a result of this exercise, the Nomination Committee then recommended, for purposes of the 2022 Annual General Meeting, the maintenance of the current composition of the Board, given the context of completion of term of office, highlighting the importance of continuity for Vale's governance stabilization and evolution.

Nevertheless, the Committee used the context of discussions to also recommend, for the next terms of office of the Board, an evaluation regarding opportunities to reinforce competencies that are currently underrepresented, especially those related to business innovation, digital intelligence and new technologies, commercial and trading. In this regard, the Committee recognized that the Board of Directors also counts on contributions from its Advisory Committees, composed mostly by Board Members and, in a few cases, with support from external specialized consultants, to strengthen its experiences and knowledge. As an example, the Committee highlighted the recent implementation (in 2021) of the Innovation Committee, focused on digital transformation, research, development and innovation.

Finally, it is important to note that, during the work of the Nominating Committee, Vale's governance mechanisms to mitigate potential conflicts of interest were duly

complied with, including those contained in the Company's Policy on Transactions with Related Parties and Conflicts of Interest.

c. Other Committee Discussions and Recommendations

i. Quantity of Board Members

Pursuant to Vale's Bylaws, the Company's Board of Directors must be composed of a minimum of 11 and a maximum of 13 members. The Board is currently composed of 13 members.

In this sense, the Committee discussed the importance of complying with the shareholders' statement within the scope of the 2021 General Meeting, for the current 2021-2023 term, having recommended the maintenance of the size of the Board of Directors at this time, that is, 12 members, in addition to the one arising from separate voting by the Company's employees for the 2021-2023 term of office, for the purposes of resolution by the General Meeting to be held in April 2022.

ii. Distribution between Independent and Non-Independent Members

Vale's Bylaws states that at least 7 Board Members must be independent members. This requirement exceeds the assumptions of the *New Market (local acronym "Novo Mercado") of B3*[4] *Regulations.* The Company's bylaws also establish additional criteria for assessing the independence of Directors, including objective aspects of time limitation for maintenance of their condition.

That said and considering that the recommendation for term completion, until the Annual General Meeting of 2023, represents the appointment of 8 Independent Directors out of a total of 13 Directors, which is equivalent to more than 60% of the body, the Nominating Committee concluded that there is no motivation to reassess the topic at this time.

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[4] B3 S.A – "Brasil, Bolsa, Balcão", official Stock Exchange for Brazil

iii. Diversity

After thorough discussions, the Nominating Committee unanimously agreed to recommend the completion of the 2021-2023 term of office by the current Board, elected by Vale's shareholders within the scope of the 2021 General Meeting.

Soon after the 2022 General Meeting, Vale's Board of Directors shall set up a new Nominating Committee, which, within one year, will analyze and propose to the Board of Directors a list of candidates to be submitted to the General Meeting to be held in April 2023.

The current Nominating Committee recommends that the Board of Directors guide the next Nominating Committee towards selecting persons holding those competencies deemed critical for Vale and aiming at a more balanced composition of the body, with special emphasis on its diversity, which should include, among other underrepresented minorities, aspects of gender, race and culture, based on meritocracy.

In this sense, we will contribute to consolidate strong governance standards for Vale as a corporation, through a Board of Directors fully qualified to handle the challenges of a world showing fast technological, social and environmental changes and that is redesigning the future scenario of markets and, more specifically, the environment where Vale operates.

The path of the new Vale comprises commitment to cultural and digital transformations, focus on safety of the Company's operations and the continuous search for global leadership in sustainability, transition of its industry to the low-carbon economy and respect for people, combined with value generation to Vale's shareholders and a wealthy legacy perceived by society.

The recognition of the importance of diversity has guided Vale's progress, with the sponsorship of its Board of Directors, in its Cultural Transformation and Diversity, Equity and Inclusion Strategy, which included numerous recent initiatives, highlighting, during the year 2021, i) the Diversity, Equity and Inclusion Sounding Panel composed of specialists and executives from the market, ii) Diversity, Equity and Inclusion Boards by

countries, iii) the 1st Census of Diversity at Vale (Brazil and Canada), iv) the 1st Vale Celebration of LGBTQIA+ Pride, v) Vale's adhesion to MOVER – Movement for Racial Equity, vi) the global forum of leaders on psychological safety, and vii) the Global Workshop on Diversity, Equity and Inclusion for Vale's entire leadership.

It is also important to highlight that, since the launch of the goal, in December 2019, of doubling the representation of women globally, when the percentage of women in the company was 13%, Vale has shown expressive growth, reaching 18.7%, which represents more than 4,500 women in the Company. This proportional increase was also observed in senior leadership positions, reaching 20.3% of women (an increase of 63.7% compared to December 2019), having Vale even announced the advancing of this commitment by 5 years, aiming to achieve this target by 2025.

Additionally, in 2021, Vale publicly committed to advancing Ethnic-Racial Equity through i) achieving 40% of leadership composed of black people by 2026 (currently at 29%), ii) implementing Educational Programs with the purpose of intensifying the professional training of the black communities where Vale operates, and iii) strengthening the antiracist positioning. It is also worth mentioning the results of Global Trainee Program 2021, that prioritized women and black people, resulting in the selection of 66% black and 68% women, out of 144 trainees hired.

iv. Board Succession Planning and Renewal

The Committee discussed the importance of planned and continued renewal of the Board of Directors for the evolution of Vale's governance, recommending that the Board of Directors reflect on the adoption of policies on the subject, including possible time limitation for the terms of the Directors and the development of succession plans within the scope of the Board, aiming to reinforce the sustainability of its renewal process, signaling the benefit of this initiative for future terms of office, including with a view to the 2023 General Meeting.

III. PROPOSED LIST OF BOARD MEMBERS

Considering the provisions of the previous items of this Report, regarding the activities carried out by the Nominating Committee since its installation by the Board of Directors, on January 27, 2022, and until today, and also considering the extemporaneous context of the election of the Board of Directors, for completion of term of office, as previously mentioned, the Nominating Committee reaffirms its recommendation to maintain the current composition of the Board, in line with the statement of the Company's shareholders on the occasion of the Annual General Meeting, for the 2021-2023 term of office.

It should be noted that, under the terms of Vale's Bylaws, the Chairman and Vice-Chairman of the Board of Directors must be equally elected by the Annual General Meeting, applying to this resolution the same recommendation mentioned in the previous paragraph regarding the full maintenance of the current composition, which considers as the Chairman of the Board of Directors an independent Director.

In this regard, the list of the 12 current members of the Board of Directors is presented below, as recommended by the Nominating Committee for the election by the Company's Annual General Meeting of Shareholders to be held on April 29, 2022, based on the assumptions contained in this Report:

- ***I. José Luciano Duarte Penido – Chairman – Independent Board member***
- ***II. Fernando Jorge Buso Gomes - Vice Chairman***
- ***III. Daniel André Stieler***
- ***IV. Eduardo de Oliveira Rodrigues Filho***
- ***V. Ken Yasuhara***
- ***VI. Marcelo Gasparino da Silva – Independent Board member***
- ***VII. Mauro Gentile Rodrigues da Cunha – Independent Board member***
- ***VIII. Murilo Cesar Lemos dos Santos Passos – Independent Board member***
- ***IX. Manuel Lino Silva de Sousa Oliveira – Independent Board member***
- ***X. Rachel de Oliveira Maia – Independent Board member***
- ***XI. Roberto da Cunha Castello Branco – Independent Board member***
- ***XII. Roger Allan Downey – Independent Board member***

The Board members elected by Vale's employees to the 2021-2023 term of office, Mr. Lucio Azevedo, as effective member, and Mr. André Viana Madeira, as alternate member, will continue to compose Vale's Board of Directors.

The curricula details and the main competences and experiences of each of the nominees, as well as their correlation with the skills indicated in the Board of Directors' Competency Matrix, can be found in Appendix III.

Rio de Janeiro, March 3rd, 2022

Jose Luciano Duarte Penido
Coordinator

Daniel Andre Stieler

Murilo Passos

Roberto Castello Branco

APPENDIX I

Competency Matrix of Vale's Board of Directors

Management experience

Significant executive experience as CEO and/or member of the Board

Prior successful experience as CEO and/or member of Boards of Directors for a significant period of time

Extensive knowledge of the current business environment in Asia

Significant experience and knowledge of the current business environment in Asia, preferably in Vale's area of expertise and especially in China

Extensive knowledge of institutional, government and regulatory relationships

Significant experience and knowledge of working with the Government and Regulators, as well as in corporate

Functional experience

Risk and Security Management

Significant experience and knowledge of risk and security management in organizations with a risk profile compatible with that of natural resources companies

Operations Management focused on the adoption of best global practices

Significant experience and knowledge of operational excellence, preferably in capital intensive industries

Cultural Transformation and Talent Management

Significant experience and knowledge related to cultural transformation in large organizations; experience in talent management, including compensation, and in aligning interests between management and company stakeholders

Business innovation

Significant experience and knowledge of innovation throughout Vale's value chain and in adjacent areas, supporting Vale's climate strategy

ESG

Significant experience and knowledge of the socio-environmental and governance areas, in integrity and compliance processes, preferably in the natural resources industry. Desirable experience on engagement with communities and society

Finance and Portfolio - value driven and accountability for performance

Significant experience and knowledge of the areas of corporate finance, capital allocation and asset portfolio management in large companies

Digital Intelligence and New Technologies

Mindset for creating value through new technologies and digital intelligence

Commercial and Trading

Understanding of the competitive environment of current business and industry trends

Sector experience

Mining

Significant experience and knowledge of the mining industry, preferably the iron ore business

Steel and Metallurgy

Significant experience and knowledge of the steel and metallurgical industries and their value creation drivers

Global chain logistics

Significant experience and knowledge of managing and optimizing global supply chains

APPENDIX II

Main Competencies of the appointed Directors and correlation with the Competency Matrix of the Board of Directors

KEY QUALIFICATIONS AND EXPERIENCES	1. JOSÉ LUCIANO PENIDO	2. FERNANDO BUSO	3. DANIEL STIELER	4. EDUARDO RODRIGUES	5. KEN YASUHARA	6. MARCELO GASPARINO	7. MAURO RODRIGUES DA CUNHA	8. MURILO PASSOS	9. MANUEL OLIVEIRA (OLLIE)	10. RACHEL MAIA	11. ROBERTO CASTELLO BRANCO	12. ROGER DOWNEY
MANAGEMENT EXPERIENCE												
EXPERIENCE AS CEO AND BOARD MEMBER	✓✓	✓✓	✓✓	✓		✓✓	✓✓	✓✓	✓✓	✓✓	✓✓	✓✓
KNOWLEDGE OF BUSINESS IN ASIA	✓			✓	✓✓							✓✓
INSTITUTIONAL RELATIONS	✓	✓	✓	✓		✓✓	✓	✓✓	✓		✓✓	
FUNCTIONAL EXPERIENCE												
RISK AND SECURITY MANAGEMENT			✓	✓		✓	✓	✓	✓✓			✓
OPERATIONS MANAGEMENT	✓					✓		✓✓	✓	✓		✓
CULTURAL TRANSFORMATION AND TALENT MANAGEMENT	✓	✓	✓✓				✓	✓✓		✓✓	✓✓	✓
BUSINESS INNOVATION					✓✓						✓	
ESG	✓✓		✓			✓✓	✓✓	✓	✓✓	✓✓	✓	
FINANCE		✓✓	✓✓		✓	✓	✓✓	✓	✓✓		✓✓	
DIGITAL INTELLIGENCE AND NEW TECHNOLOGIES			✓		✓		✓			✓	✓	
COMMERCIAL AND TRADING				✓✓	✓✓							✓✓
SECTOR EXPERIENCE												
MINING	✓✓			✓✓	✓✓	✓			✓		✓	✓✓
STEEL AND METALLURGY	✓✓			✓✓	✓	✓✓						
GLOBAL CHAIN LOGISTICS				✓✓	✓			✓	✓			✓

LEGEND:

✓✓ *Solid knowledge/experience*

✓ *Intermediate knowledge/experience*

APPENDIX III



José Luciano Duarte Penido

- **Chairman (Independent) of the Board of Directors of Vale S.A.**
- Nominating Committee Coordinator
- Member of the People, Remuneration and Governance Committee
- Member of the Sustainability Committee

Board of Directors in other listed companies:
N/A

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Knowledge of business in Asia**
- **Institutional Relations**
- **Operations Management**
- **Cultural Transformation and Talent Management**
- **ESG**
- **Mining**
- **Steel and Metallurgy**

Relevant Experience

Mr. José Luciano Duarte Penido graduated in Mining Engineering from the Engineering School of the Federal University of Minas Gerais in 1970. He has 33 years of experience in Mining and Steel (iron ores and manganese), in mineral research activities, mining operations and ore processing, engineering and implementation of industrial mining and pelletizing projects, with more than 15 years of experience in the Planted Forest, Paper and Pulp Industry. He has extensive experience in corporate governance and senior management of companies in various sectors, having served as CEO and *Chairman* in the last 27 years. Long professional history in Sustainability and ESG, with protagonism in Brazil and internationally, in socio-environmental management of territories, engagement with *stakeholders* (communities and NGOs), mitigation and adaptation to climate change, especially in relation to Forests and Agriculture. Vale S.A. is an Independent Member and Chairman of the Board of Directors (being a member of this body since May 2019), Coordinator of the Nominating Committee, Member of the People, Remuneration and Governance Committee (since May 2021) and Member of the Sustainability Committee (since May 2021), having also held the positions of Coordinator of the Sustainability Committee (from May 2019 to April 2021) and member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). His main professional experiences in the last 5 years include: (i) Chairman of the Board of Directors of Fibria Celulose, a publicly-held company in the field of planted forests and pulp and paper production (between September 2009 and January 2019); (ii) Independent Member of the Board of Directors of Banco Santander Brasil, a publicly-held financial institution (from May 2017 to April 2019); (iii) Independent Member of the Board of Directors of Copersucar S.A., a private company in the sugar and ethanol logistics and marketing sector (from 2013 to June 2021); (iv) Independent Member of the Board of Directors of Química Amparo Ypê, a private company in the field of production and marketing of household cleaning products (from 2013 to December 2019); and (v) Independent Member of the Board of Directors and of the People Committee of the Algar S.A Group, a family holding company with businesses in telecommunications, agriculture, hotels and entertainment (since 2015), having also served as a Member of the Audit and Risk Committee of the same group. (from 2015 to October 2021).



Fernando Jorge Buso Gomes

- **Vice-Chairman of the Board of Directors of Vale S.A.**
- Coordinator of the Financial Committee
- Member of the People, Remuneration and Governance Committee

Board of Directors in other listed companies:

Member of the Board of Directors of Bradespar S.A.

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Cultural Transformation and Talent Management**
- **Finance**

Relevant Experience

Mr. Fernando Jorge Buso Gomes graduated as a Bachelor of Economics from the Bennett Integrated Colleges in 1979. He has more than 40 years of experience in planning complex financial strategies, merging and acquiring companies, capital markets, relationships with shareholders and stakeholders, training and managing teams, performance of Boards of Directors and business strategy in Brazilian and international companies. At Vale S.A., he has been Vice-Chairman of the Board of Directors since May 2021 (and he was already a member since April 2015). He is a Coordinator of the Financial Committee (since November 2021, having been a member of the committee since April 2015 and had already occupied its coordination between December 2019 and April 2021) and a Member of the People, Remuneration and Governance Committee (since May 2021, where he also held the positions of Coordinator from May 2019 to April 2021). He was Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experiences in the last 5 years include: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), where he also held the position of Director (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer of Bradespar S.A. (since April 2015), having also held the position of Investor Relations Officer (since April 2015), Member of the Board of Directors (since April 2018) having been Vice-Chairman of the Board (between April 2018 and October 2019) and Vice-Chairman of the Board of Directors (between October 2019 and April 2020); (iii) Member of the Board of Directors of 2B Capital S.A., a *private equity* manager controlled by Banco Bradesco (from November 2014 to December 2018), where he also held the positions of Chief Executive Officer (from March 2015 to June 2016) and Director (from June 2016 to December 2018); (iv) Chief Executive Officer of Antares Holdings Ltda., a *holding company* of non-financial institutions (from April 2015 to April 2017); (v) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); and (vi)) Director of *Millennium Security Holdings Corp* (since October 2015), a *holding company* wholly owned, indirectly, by Banco Bradesco, incorporated in early 2003, to be used as a vehicle in the acquisition of shares issued by Valepar, sold by Sweet River in 2003.



Daniel André Stieler

- **Member of the Board of Directors of Vale S.A.**
- Member of the Financial Committee
- Nominating Committee Member

Board of Directors in other listed companies:

N/A

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Risk and Security Management**
- **Cultural Transformation and Talent Management**
- **ESG**
- **Finance**
- **Digital Intelligence and New Technologies**

Relevant Experience

Mr. Daniel André Stieler graduated in Accounting Sciences from the Federal University of Santa Maria – UFSM in 1989, completed a postgraduate degree in Financial Administration from the Getúlio Vargas Foundation – FGV in 1998, an MBA in Audit from the Getúlio Vargas Foundation – FGV in 2000, and an MBA in Accounting from the Institute of Accounting, Actuarial and Financial Research Foundation - FIPECAFI in 2003. He is a member of the Board of Directors of Vale S.A. (since November 2021), where he also holds the position of Member of the Financial Committee (since November 2021) and of the Nominating Committee. His main professional experiences in the last 5 years include: (i) President of the Banco do Brasil Employee Pension Fund - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the *Economus* Instituto de Seguridade Social, a supplementary pension entity, where he also served as Chairman of the Deliberative Council (from July 2020 to January 2021) and as Member of the Fiscal Council (from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (since April 2020); (iv) Member of the Board of Directors of Livelo S.A., a company in the benefits, corporate expense management and incentives sector (from April 2020 to October 2021); (v) Statutory Controllership Officer of Banco do Brasil S.A., commercial bank (from July 2019 to January 2021); (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Member of the Accounting Affairs Committee of the Financial Institutions of the Brazilian Federation of Banks - FEBRABAN (from 2009 to 2019); (viii) Executive Manager of the Accounting Disclosure Management of the Banco do Brasil S.A. Conglomerate at the Accounting Board (from March 2009 to June 2019); (ix) Member of the Deliberative Council of the Corporate University of Complementary Pension – UniAbraap, supplementary pension (from February 2021 to June 2021); and (x) Member of the Deliberative Council of the Brazilian Association of Closed Entities of Complementary Pension – ABRAPP (since July 2021).



Eduardo de Oliveira Rodrigues Filho

- **Member of the Board of Directors of Vale S.A.**
- Member of the Sustainability Committee
- Member of the Operational Excellence and Risk Committee

Board of Directors in other listed companies:

N/A

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Knowledge of business in Asia**
- **Institutional Relations**
- **Risk and Security Management**
- **Commercial and Trading**
- **Mining**
- **Steel and Metallurgy**
- **Global Chain Logistics**

Relevant Experience

Mr. Eduardo de Oliveira Rodrigues Filho graduated in Civil Engineering from PUC-RJ, in 1978, and holds a postgraduate degree in *Transporting Planning from the University of Westminster*, completed in 2000. Executive with more than 33 years of experience in Mining, with national and international experience in strategy, negotiation and logistics, mainly in the area of iron ore and nickel. He also has the ability to manage conflicts, finances, institutional relations and communication. He is a Member of the Board of Directors of Vale S.A. (since May 2019), where he also holds the positions of Member of the Operational Excellence and Risk Committee (since May 2021) and Member of the Sustainability Committee (since May 2021), having also held the position of Coordinator of the Operational Excellence and Risk Committee (from May 2019 to April 2021), Member of the Governance and Sustainability Committee (from April 2015 to October 2017), Alternate Member of the Board of Directors (from 2008 to 2018), Member of the Financial Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Valepar S.A., being an Alternate Member from June 2011 to 2014 and as a Effective Member from May 2014 to August 2017; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial, a consulting company (since March 2008).



Ken Yasuhara

- **Member of the Board of Directors of Vale S.A.**
- Member of the Innovation Committee

Board of Directors in other listed companies:
N/A

Habilities, Knowledges and Experience:

- **Knowledge of business in Asia**
- **Business Innovation**
- **Finance**
- **Digital Intelligence and New Technologies**
- **Commercial and Trading**
- **Mining**
- **Steel and Metallurgy**
- **Global Chain Logistics**

Relevant Experience

Mr. Ken Yasuhara graduated in *Policy Management from Keio University* in Japan in 2001. Executive with more than 20 years of experience in the Mining sector, developed in two of the largest multinational conglomerates in Japan: Sumitomo and Mitsui. He has strong experience in the areas of mining operations and investments, as well as knowledge in global *commodity trading* (iron ore, ferroalloy, etc.), finance and accounting. Vale S.A. is a Member of the Board of Directors (since May 2021) and a Member of the Innovation Committee (since May 2021), and has also held the position of Member of the Financial Committee (from June 2020 to April 2021) and Alternate Member of the Board of Directors (between December 2019 and April 2021). His main professional experiences over the past 5 years include: (i) Director, General Manager of Mitsui & Co. 's Mineral Resources and Metals Unit. (Brazil) S.A. (since October 2019) where he has also held the position of Director, Deputy General Manager of the Mineral Resources and Metals Unit, Brazil (between 2018 and 2019); and (ii) Alternate Member of the Board of Directors, Member of the Finance Committee and the Technical Committee of Alumina do Norte do Brasil, a mining company in Brazil (between June 2018 and September 2019).



Manuel Oliveira (Ollie)

- **Independent Member of the Board of Directors of Vale S.A.**
- Audit Comittee Coordinator
- Member of the People, Remuneration and Governance Committee

Board of Directors in other listed companies:

Senior Independent Director *of Polymetal International PLC*, Head of People Committee and Member of Audit and Nominating Committee

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Risk and Security Management**
- **Operations Management**
- **ESG**
- **Finance**
- **Mining**
- **Global Chain Logistics**

Relevant Experience

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and specialized in Accounting Theory in 1975 from the University of Natal-Durban, South Africa. He also has specializations in *chartered accountant* and *chartered management accountant* by the *Institute of Chartered Accountants* of South Africa and the *Institute of Chartered Management Accountants* of the United Kingdom, respectively. Executive with more than 35 years of experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. Recognized independent advisor, having served in several international councils in the industrial area. He has experience in institutional relations, finance and mining. He is an Independent Member of Vale's Board of Directors, Coordinator of the Audit Committee and Member of the People, Remuneration and Governance Committee, having been elected in May 2021 and held the position as of August 2021. His main professional experiences in the last 5 years include: (i) Senior Independent Director of Antofagasta PLC, a publicly-held company in the natural resources and mining industry (from October 2011 to July 2021); (ii) Senior Independent Director of Polymetal *International PLC*, a publicly-held company in the gold and silver mining industry, where he also serves as *Head* of the People Committee and Member of the Audit and Nominating Committees (since April 2018) and (iii) Non-Executive Independent Director *at Blackrock World Mining Investment Trust PLC*, a British mining investment company (from February 2020 to July 2021).



Marcelo Gasparino da Silva

- **Independent Member of the Board of Directors of Vale S.A.**
- Sustainability Committee Coordinator
- Member of the Operational Excellence and Risk Committee

Board of Directors in other listed companies:

Chairman of the Board of Directors of Eternit S/A.

Member of the Board of Directors of CEMIG – Companhia de Energia de Minas Gerais

Member of the Board of Directors of Petrobras

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Risk and Security Management**
- **Operations Management**
- **ESG**
- **Finance**
- **Mining**
- **Steel and Metallurgy**

Relevant Experience

Mr. Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and graduated in Business Tax Administration from the ESAG Foundation - the ONLY ONE in 2000. Vale S.A. is an Independent Member of the Board of Directors (since April 2020), Member of the Operational Excellence and Risk Committee (since May 2021) and Coordinator of the Sustainability Committee (since May 2021), where it also held the positions of Member of the Sustainability Committee (between June 2020 and April 2021),and where it also held the position of independent alternate member of the Board of Directors (between May 2019 and April 2020) and alternate member of the Board of Directors (between August 2016 and April 2017). He has executive training in mergers and acquisitions at *London Business School,* and at the CEO FGV (IBE/FGV/IDE). He is a Professor at the ENA Foundation – Government School for the certification of administrators of state-owned companies and mixed-capital companies. He is a Board Member Certified by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010. Mr. Marcelo Gasparino da Silva declared to be a politically exposed person due to the exercise of the positions of (i) Eletrobras Board Member (from April 2016 to April 2017); (ii) Member of CEMIG's Board of Directors (since 2016); (iii) Member of CELESC's Board of Directors (from April 2018 to April 2019); (iv) Member of Petrobras' Fiscal Council (from May 2019 to April 2021 and from April 2017 to April 2018); and (v) Member of Petrobras' Board of Directors (from April 2021 to May 2021, and since August 2021);(v) He is Chairman of the Board of Directors (since April 2017) of ETERNIT S.A., a leading publicly-held company in the coverage segment and other segments in construction solutions.



Mauro Gentile Rodrigues da Cunha

- **Independent Member of the Board of Directors of Vale S.A.**
- Coordinator of the People, Remuneration and Governance Committee
- Member of the Audit Committee

Board of Directors in other listed companies:

Member of the Board of Directors of brMalls and Chairman of the Audit and Risk Committee.

Member of the Board of Directors of Totvs and Member of the Audit Committee and the People and Compensation Committee.

Effective member of Klabin's Board of Directors.

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Risk and Security Management**
- **Cultural Transformation and Talent Management**
- **ESG**
- **Finance**
- **Digital Intelligence and New Technologies**

Relevant Experience

Mr. Mauro Rodrigues da Cunha graduated in Economics from the Pontifical Catholic University of Rio de Janeiro in 1992, with an MBA from the University of Chicago in 1998. He has more than 27 years of experience in capital markets and corporate governance. He served from 2012 to 2019 as President of AMEC - Association of Investors in the Capital Market. Before that, he worked at several asset managers, including Opus, Mauá, Bradesco Templeton, Investidor Profissional, Banco Pactual and Morgan Stanley Asset Management, among others. He was also Chairman of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance for two years, and director of the institution for seven years. Since 1999, he has participated in Boards of Directors and Fiscal Committees of Brazilian companies, always as an independent member. In 2013 he became the first independent member effectively elected by minority shareholders at Petrobras. Between 2019 and 2020 he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also served on the board of companies such as Eletrobras, Usiminas, CESP, Mahle Metal Leve, among others. Today he serves as a member of the Board of Directors of Vale, Klabin, brMalls and Totvs. Mauro is a consultant and professor of corporate governance, in addition to having the CFA (since 1997), CGI (IBGC), CGA (Anbima) and CNPI (Apimec) designations.



Murilo Cesar Lemos dos Santos Passos

- **Independent Member of the Board of Directors of Vale S.A.**
- Audit Comittee Member
- Member of the Financial Committee
- Nominating Committee Member

Board of Directors in other listed companies:

Chairman of the Board of Directors of Tegma Gestão e Logística S.A.

Chairman of the Board of Directors of São Martinho S.A.

Member of the Board of Directors of Odontoprev SA.

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Risk and Security Management**
- **Operations Management**
- **Cultural Transformation and Talent Management**
- **ESG**
- **Finance**
- **Global Chain Logistics**

Relevant Experience

Mr. Murilo Cesar Lemos dos Santos Passos graduated in Chemical Engineering from the Federal University of Rio de Janeiro in 1971. Executive with more than 40 years of experience in the Mining, Pulp, Energy and Logistics industries, with notorious experience as CEO and as an advisor, leading some of the main Brazilian companies. He began his professional career in positions in the Ministry of Industry and Commerce, in the Council of Industrial Development of Minister's Advisor, still in the 70s. He also worked at Companhia Vale do Rio Doce as Director of the Wood, Pulp and Environment Area, and held positions as Superintendent, Manager of the Studies and Projects Department, Advisory Manager (Vice Presidency and Board), from 1977 to 1989 and, subsequently, as Director of the Forest Products, Environment and Metallurgy Area, from 1990 to 1993. During this period in which he served as Director of Companhia Vale do Rio Doce, he was a Member of the Board of Directors of the companies Florestas Rio Doce S.A.; Alunorte – Alumina do Norte do Brasil S.A.; Aluvale – Vale do Rio Doce Alumínio S.A.; Itabira Internacional Co. Ltd; Bahia Sul Celulose S.A.; Mineração Rio do Norte S.A.; Rio Capim Química S.A.; Usiminas S.A. and Companhia Siderúrgica de Tubarão; as well as Member of the Advisory Board of the Companies Celulose Nipo-Brasileira S.A. – Cenibra e Cenibra Florestal S.A.; Albrás – Alumínio Brasileiro S.A.; Companhia Docas do Espírito Santo S.A. – Codesa e Rio Doce Geologia S.A. – Docegeo e Portocel – Terminal de Exportação de Porto do Riacho S.A. At Celulose Nipo-Brasileira S.A. - Cenibra e Florestas do Rio Doce S.A. held the position of Chief Executive Officer during the period from 1989 to 1990. He was Superintendent Director of Bahia Sul Celulose S.A. from 1993 to 2001 and later of Suzano Papel e Celulose S.A. until 2006. From 2010 to 2017, he held the Chairmanship of the Board of Directors of CPFL Energia and was a Director of CCR in 2016 and Chairman of this Board in 2017. He was also, from 2019 to 2021, a member of the Board of Directors and Coordinator of the Audit Committee of Suzano Holding SA. In the third Sector, he is a member of the Board of Remarks of the National Quality Foundation (FNQ).



Rachel de Oliveira Maia

Independent Member of the Board of Directors of Vale S.A.
Member of the Sustainability Committee

Board of Directors in other listed companies:

Independent Director of Banco do Brasil S.A.

Independent Director of CVC Corp.

Independent Counselor of the Soma Group

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Operations Management**
- **Cultural Transformation and Talent Management**
- **ESG**
- **Digital Intelligence and New Technologies**

Relevant Experience

Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Center in 1997, at the University of Victoria Canada in 2001 she underwent general management training, in 2014 she completed the Negotiation and Leadership course at the Executive Education Program at Harvard Business Scholl, she has an MBA from Fundação Getúlio Vargas (FGV), completed in 2018, She is an Independent Member of Vale's Board of Directors (since May 2021), where she also holds the position of Member of the Sustainability Committee (since May 2021). Her main professional experiences include: (i) Founder and CEO of RM Consulting, focusing on Sustainability and Leadership (since April 2018); (ii) CEO of Lacoste S.A. (Brazil), a luxury clothing company (between November 2018 and October 2020); (iii) CEO of Pandora Brasil, jewelry sector (between April 2010 and May 2018); (iv) CFO of Tiffany & Co. Brazil, jewelry sector (between July 2002 and October 2009); (v) Senior Business Controller at Novartis Pharmacy, pharmaceutical sector (between March 1998 and April 2001); (vi) Senior Financial Controller at 7-Eleven, convenience store segment (between 1991 and 1998); (vii) Member of the General Council of the Danish Consulate (from April 2014 to November 2020); (viii) Member of the Danish Chamber of Commerce (from April 2014 to November 2020); (ix) Member of the Committee of the President of the American Chamber of Commerce (from April 2016 to October 2019); (x) Member of the Institute for Retail Development (from 2016 to 2018); (xi) Member of the Brazilian Women's Group (since 2020); and (xii) Member of the Economic and Social Committee of the Development Council (since 2018). She volunteered for 8 years for needy families in many of the most challenging regions of Brazil and in the Vicentine Society (from 1991 to 1999). Rachel, founded in January 2018) a non-profit organization, INSTITUTO CAPACITA-ME, which trains over 18 years of age in situations of socioeconomic vulnerability, fostering the education and employability of these students and professionals in the most diverse communities of São Paulo.



Roberto da Cunha Castello Branco

- **Independent Member of the Board of Directors of Vale S.A.**
- Coordinator of the Innovation Committee
- Member of the Financial Committee
- Nominating Committee Member

Board of Directors in other listed companies:

Vice-Chairman of the Board of Directors of OMEGA ENERGIA S.A.

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Institutional Relations**
- **Cultural Transformation and Talent Management**
- **Business Innovation**
- **ESG**
- **Finance**
- **Digital Intelligence and New Technologies**
- **Mining**

Relevant Experience

Mr. Roberto da Cunha Castello Branco graduated in Economics from the Faculty of Economics and Finance of Rio de Janeiro in 1971, holds a Master's Degree in Economics from the Graduate School of Economics (EPGE) of Fundação Getulio Vargas (FGV), completed in 1974, a PhD in Economics from the Graduate School of Economics (EPGE) of Fundação Getulio Vargas (FGV), completed in 1977, *and Post Doctoral Fellow from the University of Chicago*, completed in 1979. He also has executive training at the *Sloan School of Management* (MIT), *International Institute for Management Development* (IMD) and *Chicago Booth School of Business*, completed in 2004, 2007 and 2012, respectively. Vale S.A. is an Independent Member of the Board of Directors (since May 2021), Member of the Financial Committee (since May 2021) and Coordinator of the Innovation Committee (since May 2021), having already held the position of Director (between 2003 and 2014). His main professional experiences in the last 5 years include: (i) Vice-Chairman of the Board of Directors of Omega Energia S.A. (since December 2021), a publicly-held renewable energy generation company; (ii) President and member of the Board of Directors of Petrobras, a publicly-held company in the oil and natural gas exploration and production sector (from May 2015 to April 2016 and from January 2019 to April 2021); (iii) Director of the Center for Studies in Growth and Economic Development of Fundação Getúlio Vargas (from August 2014 to December 2018); (iv) Member of the Board of Directors of Invepar S.A., a private manager of urban mobility and transport infrastructure (from May 2017 to December 2018); (v) Member of the Board of Directors of GRU Airport, an airport administrator (between May and December 2018); and (vi) Member of the *CEO Steering Committee of the Oil and Gas Climate Initiative* (OGCI) and the *US Brazil CEO Forum* (from January 2019 to April 2021). Mr. Roberto is an Affiliate Professor at the Graduate School of Economics at FGV.

VALE



Roger Allan Downey

- **Independent Member of the Board of Directors of Vale S.A.**
- Coordinator of the Operational Excellence and Risk Committee
- Member of the Innovation Committee

Board of Directors in other listed companies:

Member of the Board of Directors of Tupy S.A.

Member of the Board of Directors Fertimar Mineração e Navegação S.A. - PrimaSea

Habilities, Knowledges and Experience:

- **Experience as CEO and Board Member**
- **Knowledge of business in Asia**
- **Risk and Security Management**
- **Operations Management**
- **Cultural Transformation and Talent Management**
- **Commercial and Trading**
- **Mining**
- **Global Chain Logistics**

Relevant Experience

Mr. Roger Allan Downey graduated in *Business Administration* from *Australian National Business School* in 2003 and earned a Master's degree in *Business Administration from the University of Western* Australia in April 2003. Executive with more than 35 years of experience, in leadership positions in the Mining, Fertilizer and Financial industries, in Brazil and abroad, with notorious experience in investor relations, mergers and acquisitions, marketing and sales. At Vale S.A., he is an Independent Member of the Board of Directors (since December 2019), Coordinator of the Operational Excellence and Risk Committee (since May 2021) and Member of the Innovation Committee (since May 2021), where he has also held the positions of (i) Member of the Operational Excellence and Risk Committee (from January 2020 to April 2021); (ii) Executive Director responsible for the Fertilizers and Coal business areas and corporate strategy (between May 2012 and June 2017) and (iii) Strategic Marketing Manager of the Ferrous Commercial area (between October 2002 and August 2005). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Tupy S.A., a publicly traded company that operates in the metallurgy industry. (since April 2021); (ii) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação S.A., a company in Brazil in the field of fertilizers and animal nutrition, (between 2019 and 2020), where he also holds the position of Member of the Board of Directors (since October 2018); and (iii) Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a company that at the time was part of the economic group of Vale, in the fertilizer sector.